                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

July 5, 2011

Mark Cowan, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Variable Insurance Funds

File No. 33-32216

Dear Mr. Cowan,

This letter responds to your comments of June 24, 2011 on the Post-Effective Amendment No. 56 of the above-referenced registrant that was filed on May 23, 2010 pursuant to Rule 485(a).  The following comments pertain to VVIF Conservative Allocation Portfolio, and VVIF Moderate Allocation Portfolio, each a new series of the registrant.

Comment 1:   Prospectus: Fees and Expenses

Comment:       As the funds are new, please disclose in a footnote to the table that Acquired Fund Fees and Expenses and Other expenses are based on estimated amounts for the current fiscal year.

Response:        We will revise the table in response to your comment.

Comment 2:   Prospectus: Fees and Expenses – Example

Comment:       Please disclose that the example does not reflect additional fees and expenses associated with the annuity or life insurance program through which you invest and that if such expenses were reflected, expenses would be higher.

Response:        The disclosure in the paragraph following the “Fees and Expenses” heading addresses your comment and applies to the entire “Fees and Expenses” section, which includes the example.  Accordingly, we do not plan to revise the disclosure.

Comment 3:   Prospectus: Primary Risks

Comment:       Please include fund-of-funds risk disclosure about the layering of fees described in Item 2.

Response:        Item 4 requires "the principal risks of investing in the Fund, including the risks to which the Fund's portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund's net asset value, yield, and total return."  Because Vanguard’s funds-of-funds do not layer fees on top of the acquired funds fees, there is no risk to the funds-of-funds.  Accordingly, we do not plan to revise the disclosure.

July 5, 2011

Comment 4:   Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

Sincerely,

Judith L. Gaines

Associate Counsel

Securities Regulation, Legal Department